FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 1, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 Regulatory News Service Announcement, re: Bruce Power Cameco Q3 Results dated 1 November 2002



Exhibit 1

BRUCE POWER - CAMECO RELEASE Q3 RESULTS

Cameco Corporation of Canada, British Energy's 15% partner in Bruce Power, released results yesterday for the third quarter of 2002, ended 30 September 2002.

In the Announcement, Cameco provided information on the operating highlights for Bruce Power (100%), together with a commentary on the third quarter, year to date and outlook, which are as follows:



                                                                      4 1/2 months ended
Highlights                                         3 months ended             30 Sept 01      9 months ended

(Note 1)                                               30 Sept 02               (Note 2)          30 Sept 02

Output (terawatt hours)                                       5.5                   10.2                15.6

Capacity factor (%) (Note 3)                                   79                     95                  75



($ million)

Revenue                                                       280                    395                 682

Operating costs                                               184                    279                 571

Earnings before interest & taxes                               96                    116                 111

Interest                                                       17                     26                  50

Earnings before taxes                                          79                     90                  61

Cameco's 15% interest                                          12                     13                   9

Less: purchase adjustments                                      1                      -                   1

Cameco's share of earnings before taxes                        11                     13                   8




Notes

1. These figures were prepared under Canadian GAAP and on a calendar year basis and therefore will differ from those to be presented by British Energy.

2. 4 1/2 months being the period since the financial close of the acquisition of the Bruce lease on 11 May 2001.

3. Capacity factor for any given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Third Quarter

In the quarter, 5.5 terawatt hours of electricity was generated by the Bruce 'B' reactors at a capacity factor of 79%. Planned maintenance work on one reactor, which began in the first quarter, was completed during the third quarter. Planned maintenance on a second reactor began during the quarter and will continue into the fourth quarter when it is expected to return to service. Cameco's share of earnings before taxes for the quarter was $11 million compared to $13 million for the period ended 30 September 2001. Note that the comparative data from 2001 is for a 41/2 month period.

Year-to-date

To date, power generation of 15.6 terawatt hours has been achieved by the Bruce 'B' reactors at a capacity factor of 75%. As a result, Cameco recorded earnings before taxes of $8 million.


Outlook

Electricity Business

2002 has been a year of extensive planned maintenance programs to prepare the reactor fleet for more efficient service over the longer term. With the return to service of one of the four Bruce 'B' reactors late in the fourth quarter, following its planned maintenance outage, all four 'B' reactors are expected to be in operation for the start of the new year.

The Bruce 'B' reactors continue to perform safely and efficiently. For 2002, an average capacity factor of 76% is expected. Cameco estimates the 2002 earnings contribution from Bruce Power to be similar to its 2001 contribution before tax of $12 million.

Good progress continues on the restart program for the two Bruce 'A' units. About $286 million of the total project costs, estimated at about $400 million, have been spent to date.

Following completion of the reactor refurbishment and restart programs, the long term sustainable capacity factor for the Bruce Reactors is expected to be about 90%. Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco's earnings and cash flow provided that the uncertainty surrounding BE's financial difficulties is favourably resolved.


Contact
Paul Heward              Investor Relations                     01355 262 201
Andrew Dowler            Media                                  0207 831 3113



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 1, 2002                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations